SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

Results Report 3Q24

GOL announces 3Q24 Earnings Result

São Paulo, November 13, 2024 – GOL Linhas Aéreas Inteligentes S.A. (B3: GOLL4), one of the leading airlines in Brazil and part of the ABRA Group, announced today its consolidated results for the third quarter of 2024 (3Q24). All information herein is presented in Brazilian Reais (R$), unless otherwise noted, in accordance with international accounting standards (IFRS), with adjusted metrics made available to enable comparison of this quarter (3Q24) with the third quarter of 2023 (3Q23) and the first nine months of 2024 (9M24) to the same period of the previous year (9M23).

Highlights

GOL – Passenger Business

•	#1 low-cost airline in the world in on-time performance for the fourth consecutive month and, for the seventh consecutive month, the leader in on-time performance in Brazil.
•	20.9% increase in capacity in the 3Q24, measured in seat kilometers offered (ASK), compared to the previous quarter (+6.7% 3Q24 vs 3Q23), in line with our capacity recovery plan.
•	Folha Top of Mind 2024 award winner for the eighth consecutive year, showcasing GOL as the airline most remembered by Brazilians.
•	GOL continues to expand its international footprint. New international route Brasília-Bogotá scheduled to start in February 2025, in addition to the return of direct flights between Rio de Janeiro and Montevideo and the launch of the Brasília-Buenos Aires route.

Smiles – Loyalty Program

•	The program celebrated its 30th year with more than 1.1 million customers subscribed to the Smiles Club, GOL’s subscription service, a 9.3% growth (3Q24 vs 3Q23).
•	14.4% growth in Smiles' total sales year-over-year (3Q24 vs 3Q23) and 7.1% growth in the year-to-date 2024 compared to 2023 (9M24 vs 9M23).
•	Total customers reached 23.6 million, a 6.6% growth (3Q24 vs 3Q23), reinforcing Smiles as the largest loyalty program among Brazilian airlines.
•	Smiles more than doubled the volume of miles redeemed outside of air travel products in the 3Q24 vs 3Q23, reinforcing its strategy of being the most complete travel platform.

GOLLOG – Cargo Business

•	33.7% increase in GOLLOG sales of the 9M24 (vs 9M23).
•	38.4% growth in total tons transported in the 9M24 (vs 9M23).
•	84.4% expansion in the Mercado Livre cargo operation of the 9M24 (vs 9M23).

GOL Linhas Aéreas Inteligentes S.A.	1

Results Report 3Q24
1.	Operating Results

GOL – Passenger Business

GOL increased its total ASK offer by 6.7% in the 3Q24, compared to the 3Q23. In the domestic market, GOL expanded its capacity 19% compared to the previous quarter (+1.5% 3Q24 vs 3Q23), focusing on the country's main high-demand markets, such as Galeão airport (GIG), which saw 220,000 seats added in the period, a 29% growth in capacity.

In international markets, GOL continued to strengthen its presence with a 57% increase in ASK (3Q24 vs 3Q23, +35% vs. 2Q24), driven by the expansion of current markets such as Buenos Aires (up 70% YoY) and Miami (+53% YoY). The Company also resumed its international operations in several airports in Brazil (Natal, Porto Seguro and Belo Horizonte-Confins), all with flights to Buenos Aires (BUE), in addition to the launch of the new base in Bogotá, Colombia.

Ticket sales for the new route between Brasília (BSB) and Bogotá (BOG), the newest international base, began in 3Q24, with the first flight scheduled for February 4, 2025. This route will have three weekly frequencies on Tuesdays, Thursdays and Saturdays, meeting the growing demand for customer and cargo transportation between Brazil and Colombia.

GOL also bolstered its international flight offerings at the Brasília Airport, where the Company already operates flights to Miami (MIA) and Orlando (MCO), besides reinstating direct flights to Cancun (CUN) starting December 2024. The company also resumed direct flights between Rio de Janeiro (GIG) and Montevideo (MVD), with four weekly frequencies. This operation strengthens GOL’s footprint in Uruguay and adds capacity at Galeão (GIG), ahead of the 2024/2025 summer peak season.

During 3Q24, the Company returned five aircraft (one 737-700 and four 737-800s) and received two new 737-MAXs, ending the quarter with 138 aircraft in its total fleet. Despite significant delays in the delivery of Boeing aircrafts, GOL managed to increase its operational passenger fleet by five aircraft compared to the prior quarter (107 vs. 102 in 2Q24), mainly due to the fleet recovery plan within the Company’s restructuring process. This supported GOL’s increase in the total supply of seats and markets served.

Underpinning our commitment to customer service, GOL ended the 3Q24 as the top low-cost airline in the world in on-time performance for four consecutive months and, for the seventh consecutive month, the most punctual airline in Brazil. The Company believes its consistent performance was a key factor in the 24% improvement in its Net Promoter Score (NPS) compared to the previous year.

In line with its plan to leverage digital channels, GOL recorded a 2.0% increase in the quarter in direct sales through its digital channels (website and app) compared to the 3Q23. This growth further reinforces GOL's presence and focus on digital.

On October 23, 2024, GOL was elected the most remembered airline by Brazilians for the eighth consecutive year, achieving 30% of mentions in the most recent Folha Top of Mind 2024 survey. This recognition reflects the Company's commitment to deliver safe and reliable air travel.

GOL Linhas Aéreas Inteligentes S.A.	2

Results Report 3Q24

Operational Indicators | Passengers		3Q24	3Q23	Δ	9M24	9M23	Δ
Average Dollar	R$/US$	5.55	4.88	13.6%	5.24	5.01	4.6%
Aviation Kerosene (QAV) Average	R$/liter	4.48	4.54	(1.3%)	4.45	4.97	(10.4%)
Sales	R$ billions	4.4	4.5	(1.8%)	11.6	12.2	(4.7%)
Punctuality	%	87.9	80.3	7.6 p.p.	87.0	81.3	5.7 p.p.
Operational Fleet	#	107	108	(1)	107	108	(1)
Operational Utilization Rate (Block Hours)¹	hours/day	11.5	11.3	2.1%	10.8	11.4	(4.7%)
Total ASK	billions	11.5	10.8	6.7%	31.9	32.3	(1.4%)
Domestic ASK	billions	10.0	9.8	1.5%	27.6	29.1	(5.2%)
International ASK	billions	1.6	1.0	57.0%	4.3	3.2	32.4%
Departures	thousand	55.0	57.3	(4.0%)	155.6	167.4	(7.0%)
Stage Lenght	Km	1,170	1,064	10.0%	1,143	1,091	4.8%
Load Factor	%	83.3	83.7	(0.4 p.p.)	82.4	81.4	1.0 p.p.
Domestic Load Factor	%	83.2	83.8	(0.6 p.p.)	82.2	81.8	0.4 p.p.
International Load Factor	%	83.6	82.3	1.4 p.p.	83.8	77.7	6.1 p.p.
Pax on board	millions	8.0	8.1	(1.6%)	21.9	23.0	(4.8%)
Domestic Passengers	millions	7.5	7.8	(3.4%)	20.6	22.0	(6.6%)
International Passengers	millions	0.5	0.3	39.8%	1.3	1.0	36.8%

(1) Calculated based on the number of operational aircraft.

Smiles – Loyalty Program

In the third quarter of 2024, Smiles celebrated its 30th anniversary, consolidating its position as one of the leading loyalty programs in Brazil. Over the course of these three decades, Smiles has transformed the travel experience of millions of Brazilians, offering unique redemption opportunities and benefits, reflecting its commitment to being a benchmark in customer loyalty and satisfaction.

In the third quarter, Smiles' customer base grew by 6.6%, while the program's revenue increased by 14% compared to 3Q23. In addition, the number of Smiles Club customers reached more than 1.1 million, an 9.3% increase when compared to 3Q23, demonstrating the success of initiatives to increase the value perceived by Club members.

Continuing its strategy of being the most complete travel platform, Smiles more than doubled the volume of miles redeemed outside of air travel products this quarter compared to the previous period. This is due to the constant search for and implementation of new strategic partners, improvements in the shopping experience and the creation of innovative products.

Operational Indicators | Smiles		3Q24	3Q23	Δ	9M24	9M23	Δ
Revenue	R$ billions	1.3	1.2	14.4%	3.9	3.7	7.1%
Customers	million	23.6	22.2	6.6%	23.6	22.2	6.6%
Miles Redemption Transactions	million	2.6	2.2	18.0%	7.6	6.6	15.3%
Redeemed Miles	billion	68.4	55.8	22.6%	189.2	173.3	9.2%

GOL Linhas Aéreas Inteligentes S.A.	3

Results Report 3Q24

GOLLOG – Cargo Unit

In the third quarter of 2024, GOLLOG recorded notable growth in tons transported, with an 8.2% increase when compared to the same period in 2023. This performance was mainly driven by the ramp-up of the Mercado Livre operation, where GOLLOG added an additional dedicated cargo aircraft in the period.

Quarterly revenue also yielded notable results, with a 23% increase in the 3Q24 vs 3Q23 (34% 9M24 vs 9M23). GOLLOG continues to expand its operations in the cargo market, consolidating itself as a reliable and efficient option for transporting goods throughout Brazil.

Operational Indicators | GOLLOG		3Q24	3Q23	Δ	9M24	9M23	Δ
Revenue	R$ millions	314	256	22.7%	917	685	33.7%
Weight Carried	# thousand	33.4	30.9	8.2%	108.9	78.7	38.4%
Cargo Aircraft	#	6	5	1	6	5	1

2.	Consolidated Financial Result

Revenue

In 3Q24, GOL reported a 6.3% increase in total net revenue (vs 3Q23), with a slight reduction of 0.3% in total net revenue per seat kilometer (RASK) and 1.0% in unit passenger revenue (Yield) in the same period, mainly due a 10% increase in the average flight stage length compared to 3Q23. This result reflects market conditions with an average fare increase insufficient to offset the BRLUSD depreciation in the period (over 13%).

The Smiles and GOLLOG business units had a substantial contribution to the Company’s financial performance, supporting a 19.5% increase in Other Revenue compared to the 3Q23.

Income Statement (Revenue)		3Q24	3Q23	Δ	9M24	9M23	Δ
Net Revenue	R$ millions	4,960	4,665	6.3%	13,611	13,732	(0.9%)
Passenger	R$ millions	4,467	4,253	5.0%	12,265	12,510	(2.0%)
Other Revenue	R$ millions	493	413	19.5%	1,345	1,222	10.1%

Revenue Indicators		3Q24	3Q23	Δ	9M24	9M23	Δ
RASK	R$ cents	43.0	43.1	(0.3%)	42.7	42.5	0.5%
PRASK	R$ cents	38.7	39.3	(1.5%)	38.5	38.7	(0.5%)
Yield	R$ cents	46.5	47.0	(1.0%)	46.7	47.6	(1.8%)
Average Fare	R$	561.7	526.4	6.7%	554.4	544.1	1.9%

GOL Linhas Aéreas Inteligentes S.A.	4

Results Report 3Q24

Cost

Year-to-date, total costs remained in line despite a strong devaluation of the Brazilian Real in 2024. Unit cost per available seat kilometer (CASK) was impacted mostly by the stronger dollar and the increase in average stage length. Maintenance costs exceeded expectations for the year due to higher-than-expected unforeseen removals of LEAP engines. GOL continues to be in close dialogue with CFM to effectively resolve this situation.

Income Statement (Recurring Costs)		3Q24	3Q23	Δ	9M24	9M23	Δ
Operating costs and expenses	R$ millions	4,256	3,840	10.8%	11,584	11,528	0.5%
Personnel	R$ millions	675	614	10.0%	2,045	1,789	14.3%
Aviation fuel	R$ millions	1,446	1,405	3.0%	3,956	4,529	(12.7%)
Landing fees	R$ millions	264	231	14.4%	742	685	8.4%
Passenger costs	R$ millions	217	191	13.9%	591	675	(12.4%)
Services	R$ millions	315	301	4.9%	875	850	3.0%
Sales and marketing	R$ millions	231	229	1.0%	631	645	(2.1%)
Maintenance material and repairs	R$ millions	453	258	75.9%	1,028	775	32.6%
Depreciation and amortization	R$ millions	488	424	15.0%	1,337	1,231	8.7%
Other	R$ millions	165	189	(12.4%)	378	349	8.3%

Recurring Cost Indicators		3Q24	3Q23	Δ	9M24	9M23	Δ
CASK	R$ cents	36.9	35.5	3.9%	36.4	35.7	1.9%
CASK Ex-Cargo operation	R$ cents	36.1	34.8	3.7%	35.4	35.1	1.0%
CASK Fuel¹	R$ cents	12.1	12.6	(4.5%)	11.9	13.7	(13.1%)
CASK Ex-Fuel¹	R$ cents	24.0	22.1	8.5%	23.5	21.4	10.0%

(1) Excluding the dedicated cargo operation

In 3Q24, GOL recorded R$700 million in non-recurring costs, mainly related to the Chapter 11 process, which were adjusted to ensure comparability with previous results. The details of non-recurring costs can be found in the Reconciliation of Non-Recurring Items section at the end of this document.

EBITDA

Even with the lower cost dilution resulting from the ASK reduction in 2024 compared to 2023 and the 13% exchange rate depreciation, the Company presented a recurring EBITDA margin of 24.0%. This performance demonstrates the resilience of GOL's business model in the face of a challenging environment.

		3Q24	3Q23	Δ	9M24	9M23	Δ
Recurring EBITDA	R$ millions	1,192	1,250	(4.6%)	3,364	3,435	(2.1%)
Recurring EBITDA Margin	%	24.0%	26.8%	(2.8 p.p.)	24.7%	25.0%	(0.3 p.p.)

GOL Linhas Aéreas Inteligentes S.A.	5

Results Report 3Q24

3.	Cash Flow

In the third quarter of 2024, the Company generated R$697 million in cash from its operations, mainly reflecting the decision to temporarily reduce the amount of receivables factoring. Accounts receivable grew by R$442 million in the quarter (R$2.5 billion YTD), illustrating the impact of the reduction in factoring. GOL invested R$461 million in CAPEX, the largest portion related to engine repairs to rebuild fleet capacity. This was the main driver for the five aircraft increase in operational aircraft despite the reduction in the total fleet. Finally, the Company's financial cash flow used R$903 million in the quarter, due to the amortization of financial debts, interest payments and lease payments.

Cash Flow (R$ millions)	3Q24	3Q23	Δ	9M24	9M23	Δ
(+) Recurring EBITDA	1,192	1,250	(4.6%)	3,364	3,435	(2.1%)
(+) Non-Cash and Other Effects	489	(1,082)	NM	321	(1,032)	NM
(+) Non-Recurring Adjustments	(700)	-	NM	(1,226)	(45)	NM
(+) Working Capital Variation	(284)	695	NM	(2,924)	50	NM
Accounts Receivable	(442)	(200)	NM	(2,554)	(155)	NM
Other Working Capital Accounts	159	895	(82.3%)	(371)	204	NM
(=) Operating Cash Flow	697	863	(19.2%)	(465)	2,407	NM
(+) CAPEX	(461)	(205)	NM	(1,218)	(615)	97.9%
(+) Financial Flow	(903)	(354)	NM	2,559	(1,329)	NM
New Funding & Amortization	(147)	257	NM	4,781	967	NM
Leasing	(632)	(545)	16.1%	(1,883)	(1,709)	7.3%
Interest and Others	(124)	(66)	87.4%	(390)	(587)	(33.6%)
(=) Cash Generation/Consumption (w/o Δ cambial)	(668)	303	NM	876	463	89.2%
(+) Exchange Variation on Cash Balance	(27)	(23)	15.0%	240	(62)	NM
(=) Cash Generation/Consumption	(694)	280	NM	1,117	401	NM
Initial Cash of the Period	2,593	714	NM	782	592	32.1%
Final Cash of the Period	1,899	994	91.1%	1,899	994	91.1%

GOL Linhas Aéreas Inteligentes S.A.	6

Results Report 3Q24

4. Capital Structure

The Company's total cash (which includes cash, cash equivalents and financial investments) reached R$1.9 billion in the 3Q24. Cash plus accounts receivable totaled R$5.3 billion, representing 28.3% of last twelve months’ revenues.

As of September 30, 2024, GOL's recorded R$19.3 billion under financial debt, of which R$5.5 billion were related to the DIP Loan. Total lease liabilities amounted to an additional R$10.2 billion.

Total gross debt in 3Q24 was R$29.5 billion, representing a 46% increase when compared to 3Q23 mainly due to FX devaluation and the DIP Loan. The adjusted net debt/LTM EBITDA ratio reached 5.5x on September 30, 2024.

Debt (R$ millions)	3Q24	3Q23	Δ 3Q23	2Q24	Δ 2Q24
Loans and Financing	19,297	10,419	85.2%	19,050	1.3%
Leases Payable	10,184	9,808	3.8%	10,170	0.1%
Gross Debt	29,481	20,227	45.7%	29,220	0.9%
Cash and Equivalents	(1,899)	(994)	91.1%	(2,593)	(26.8%)
Net Debt¹	27,582	19,324	43.4%	26,627	3.6%
Net Debt/EBITDA LTM²	5.5x	4.2x	1.3x	5.3x	0.2x

(1) Excludes total cash.

(2) Excludes effects of non-recurring items.

5. Fleet

This quarter, GOL added two new Boeing 737-MAX 8 aircraft to its fleet. In addition, as part of its fleet renewal and operational efficiency recovery plan, the Company returned five Boeing 737-NG aircraft. Despite the significant impacts caused by the delayed delivery of Boeing aircrafts, GOL managed to increase its operational fleet by five aircraft compared to the last quarter (107 vs. 102 in 2Q24), mainly due to the fleet recovery plan within the Chapter 11 process, which reduced the number of aircraft out of operation.

As of September 30, 2024, GOL had a total fleet of 138 Boeing aircraft, of which 49 were 737-MAX, 83 were 737-NG and 6 were 737-800BCF freighters. The Company's fleet is 100% composed of narrowbody aircraft from the Boeing 737 family, of which 97% are financed through operating leases and 3% are financed through finance leases.

GOL Linhas Aéreas Inteligentes S.A.	7

Results Report 3Q24
6.	Chapter 11 Updates

The Company expects that any proposed plan of reorganization will address, among other things, mechanisms to resolve claims by shareholders and current creditors against the Company.

Any proposed plan of reorganization will be subject to negotiations prior to submission to the Bankruptcy Court, based on discussions with the Company's creditors and other interested parties, and thereafter in response to objections from them and the confirmation requirements of the Bankruptcy Code and the Bankruptcy Court's confirmation. There can be no assurance that the Bankruptcy Court will confirm the Company's proposed plan of reorganization.

In June 2024, the Company began signing some contractual amendments with aircraft lessors, which involved, among other things, changes in lease payment flows, supplementary leases (maintenance reserve, maintenance deposits, guarantee deposits, among others), engine exchanges, engine rejections and the negotiation of unsecured aircraft and engine liabilities, as detailed in explanatory notes 17 and 18 of the quarterly financial information.

On June 3, 2024, the Bankruptcy Court approved an extension of the Company's deadline to file a plan of reorganization until October 21, 2024, and to request votes on that plan until December 20, 2024. The Company may request additional extensions of time before emerging from Chapter 11.

On August 2, 2024, the Bankruptcy Court approved a negotiation with Banco Santander S.A. (Brazil), Banco do Brasil S.A. and Banco Bradesco S.A., which provides, among other things, a guaranteed line for the assignment of receivables.

In September 2024, the Company has concluded commercial negotiations with its remaining aircraft and engine lessors and all restructuring agreements have been approved by the Bankruptcy Court. In total, restructuring agreements were approved for 139 aircraft and 58 spare engines, whose signatures of definitive contracts are in progress.

On November 6, 2024, the Company entered into a Plan of Reorganization Support Agreement (PSA) with Abra Group Limited and the Committee of Unsecured Creditors, in the context of Chapter 11. This agreement sets out the guidelines for the submission of a financial reorganization plan for the Company.

Under the PSA, the Company has committed to convert a portion of its pre-Chapter 11 debt into equity and/or otherwise extinguish up to $1.7 billion of its debt. In addition, the Company will also reduce its other obligations by up to US$850 million.

The Company plans to submit this reorganization plan to the Court before the end of 2024, with the expectation of completing the restructuring process by the end of April 2025. The Company's management believes that the successful implementation of this reorganization plan will strengthen the Company's capital structure, allowing for a renewed focus on its operations and future growth strategies.

GOL Linhas Aéreas Inteligentes S.A.	8

Results Report 3Q24
7.	Appendixes

Income Statement

Income Statements in IFRS (R$ Millions)	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Net Revenue	4,960	4,665	6.3%	13,611	13,732	(0.9%)
Passenger net revenue	4,467	4,253	5.0%	12,265	12,510	(2.0%)
Ancillary net revenue	493	413	19.5%	1,345	1,222	10.1%
Total Operating Costs and Expenses	(4,956)	(3,840)	29.1%	(12,810)	(11,573)	10.7%
Personnel costs	(783)	(614)	27.6%	(2,159)	(1,789)	20.7%
Fuel costs	(1,446)	(1,405)	3.0%	(3,956)	(4,529)	(12.7%)
Landing fees costs	(264)	(231)	14.4%	(742)	(685)	8.4%
Passenger costs	(248)	(191)	30.0%	(622)	(675)	(7.8%)
Services costs	(697)	(301)	NM	(1,580)	(850)	86.0%
Sales and marketing costs	(231)	(229)	1.0%	(631)	(645)	(2.1%)
Maintenance material and repairs	(506)	(258)	96.4%	(1,212)	(820)	47.8%
Depreciation and amortization costs (D&A)	(488)	(424)	15.0%	(1,337)	(1,231)	8.7%
Others	(292)	(189)	54.8%	(570)	(349)	(63.3%)
Operating Results (EBIT)	3	825	(99.6%)	801	2,159	(62.9%)
Operating Margin	0.1%	17.7%	(17.6 p.p.)	5.9%	15.7%	(9.8 p.p.)
Other Financial Income (Expenses)	(832)	(2,081)	NM	(1,713)	(2,243)	(23.6%)
Interest on loans and financing	(1,346)	(976)	37.9%	(3,740)	(2,765)	35.2%
Gains from financial investments	29	40.3	(28.9%)	116	117	(1.2%)
Monetary and foreign exchange variation	549	(1,002)	NM	(2,912)	477	NM
Net result from derivatives	(6)	12	NM	(16)	(12)	27.5%
ESN and capped calls results	(21)	(11)	89.9%	5,020	9	NM
Other net expense (income)	(37)	(144)	(74.0%)	(181)	(68)	NM
Profit (Loss) Before IR/CS	(829)	(1,256)	(34.0%)	(912)	(83)	NM
Income Tax	(1)	(45)	(97.7%)	(39)	(41)	(4.4%)
Current income tax	(8)	(20)	(60.5%)	(9)	(36)	(75.5%)
Deferred income tax	7	(25)	NM	(30)	(5)	NM
Profit (Loss) for the Period	(830)	(1,300)	(36.2%)	(951)	(124)	NM
Net margin	(16.7%)	(27.9%)	(39.9%)	(7.0%)	(0.9%)	NM
EBITDA	491	1,250	(60.7%)	2,138	3,390	(36.9%)
EBITDA margin	9.9%	26.8%	(16.9 p.p.)	15.7%	24.7%	(9.0 p.p.)

GOL Linhas Aéreas Inteligentes S.A.	9

Results Report 3Q24

Non-recurring items reconciliation

The table below provides a reconciliation of our reported amounts with adjusted amounts, excluding non-recurring items:

(R$ millions)	Reported	Non Recurring 3Q24	Recurring 3Q24	Reported	Non Recurring 9M24	Recurring 9M24
Net revenue	4,960	-	4,960	13,611	-	13,611
Operating costs and expenses	4,956	700	4,256	12,810	1,226	11,584
Personnel	783	108	675	2,159	114	2,045
Maintenance material and Repairs	506	53	453	1,212	184	1,028
Passengers	248	31	217	622	31	591
Services	697	382	315	1,580	705	875
Others	292	127	165	570	192	378
EBITDA	491	700	1,192	2,138	1,226	3,364
EBITDA Margin	9.9%	14.1 p.p.	24.0%	15.7%	9.0 p.p.	24.7%

Glossary

https://ri.voegol.com.br/en/information-for-investors/glossary/

GOL Linhas Aéreas Inteligentes S.A.	10

Results Report 3Q24

Balance Sheet – IFRS

(R$ millions)	3Q24	3Q23	% Var.
Assets	21,829	17,191	27.0%
Current Assets	7,046	3,539	99.1%
Cash and Cash Equivalents	1,523	523	NM
Investments	215	382	(43.6%)
Trade Receivables	3,375	1,045	NM
Inventories	421	439	(4.2%)
Deposits	492	278	77.1%
Advance to Suppliers and Third Parties	525	387	35.5%
Recoverable Taxes	78	231	(66.1%)
Rights from Derivative Transactions	13	16	(21.5%)
Other Credits	405	238	70.1%
Non-Current Assets	14,783	13,652	8.3%
Long Term Investments	161	89	81.7%
Deposits	2,707	2,413	12.2%
Advance to Suppliers and Third Parties	25	100	(75.3%)
Taxes to Recover	15	15	0.7%
Deferred Taxes	0	76	(99.8%)
Other Credits	14	22	(35.8%)
Fixed Assets	9,845	9,036	8.9%
Intangible Assets	2,016	1,901	6.1%
Liabilities and Equity	45,861	17,191	NM
Current Liabilities	23,206	13,996	64.6%
Loans and Financing	9,719	1,152	NM
Leases to Pay	1,953	1,803	8.3%
Suppliers	2,395	2,159	3.1%
Labor Obligations	757	670	12.9%
Taxes and Contributions to Collect	193	186	4.1%
Airport Fees	1,098	1,553	(29.3%)
Advance Ticket Sales	3,278	3,637	(9.9%)
Frequent-Flyer Program	2,023	1,592	27.1%
Advances from Ticket Sales	23	374	(93.8%)
Provisions	1,241	538	NM
Liabilities with Derivative Transactions	18	0	NM
Other Liabilities	507	332	52.6%
Non-Current Liabilities	22,654	25,224	(10.2%)
Loans and Financing	9,578	9,267	3.4%
Leases to Pay	8,231	8,005	2.8%
Taxes and Contributions to Collect	296	161	(84.0%)
Frequent-Flyer Program	155	172	(10.1%)
Lp Provisions	2,922	2,892	(1.1%)
Deferred Taxes	229	40	NM
Obligations with Derivative Transactions	80	3,409	(97.6%)
Other Liabilities	1,164	1,278	(8.9%)
Equity	(24,031)	(22,029)	8.3%
Share Capital	4,045	4,041	0.1%
Shares to be issued	26	-	NM
Treasury Shares	-	(18)	(100.0%)
Capital Reserve	399	441	(9.7%)
Equity Valuation Adjustments	(533)	(601)	(11.2%)
Accumulated losses	(27,942)	(25,893)	7.3%

GOL Linhas Aéreas Inteligentes S.A.	11

Results Report 3Q24

Cash Flow – IFRS

(R$ millions)	3Q24	3Q23	% Var.	9M24	9M23	% Var.
Net profit (loss) for the period	(830)	(1.300)	(36.2%)	(951)	(124)	NM
Depreciation - aeronautical right of use	248	228	8.6%	707	677	4.4%
Depreciation and amortization - other	240	197	21.8%	630	555	13.6%
Provision for doubtful accounts	(1)	(0)	NM	0	(3)	NM
Constitution (reversal) of provision	537	178	NM	1,012	665	52.3%
Provision for inventory obsolescence	0	0	(47.9%)	1	0	70.7%
Provision for impairment of deposits	25	-	NM	30	-	NM
Provision for loss on advance from suppliers	(2)	-	NM	(2)	-	NM
Adjustment to present value of provisions	76	45	71.4%	211	142	48.9%
Deferred taxes	(7)	25	NM	30	5	NM
Write-off of fixed and intangible assets	-	-	NM	-	-	NM
Sale-leaseback - Retroleases	(48)	(43)	11.0%	(167)	(116)	44.8%
Contractual changes to leases	(8)	-	NM	(56)	(68)	(17.1%)
Exchange and monetary variations, net	(554)	(67)	NM	2.631	(1,634)	NM
Financial results on debt	0	-	NM	90	-	NM
Interest on loans and leases and amortization of costs, premiums and goodwill	1,219	785	55.2%	3,263	2,176	49.9%
Goodwill on financing operations	71	27	NM	124	48	NM
Result of transactions with fixed and intangible assets	-	85	(100.0%)	-	(99)	(100.0%)
Results of derivatives recognized in profit or loss	27	2	NM	(5,004)	94	NM
Share-based remuneration	1	3	(57.2%)	6	11	(40.0%)
Other provisions	(6)	(6)	(3.2%)	(14)	(18)	(23.7%)
Adjusted net income (loss)	990	157	NM	2,541	2,311	9.2%
Changes in operating assets and liabilities:
Financial investments	17	901	(98.2%)	254	788	(67.7%)
Accounts receivable	(442)	(200)	NM	(2,554)	(155)	NM
Inventories	(8)	(47)	(83.4%)	(59)	(1)	NM
Deposits	(56)	(95)	(41.6%)	(382)	(45)	NM
Advances to suppliers and third parties	85	(60)	NM	(28)	(116)	(75.7%)
Recoverable taxes	34	(85)	NM	86	3	NM
Variable leases	1	(3)	NM	13	1	NM
Suppliers	(33)	(174)	(80.9%)	197	(167)	NM
Suppliers - Drawn risk	-	20	(100.0%)	(21)	10	NM
Transportation to be conducted	322	401	(19.7%)	147	135	9.4%
Mileage program	(5)	(12)	(59.0%)	174	(105)	NM
Customer advances	(39)	(90)	(56.5%)	(126)	(29)	NM
Labor obligations	58	161	(63.9%)	(10)	316	NM
Airport taxes and fees	27	161	(83.5%)	2	323	(99.5%)
Taxes payable	9	78	(88.6%)	(54)	22	NM
Obligations with derivative operations	8	(0)	NM	67	(2)	NM
Provisions	(323)	(195)	65.1%	(717)	(815)	(12.0%)
Other credits (obligations)	61	(66)	NM	86	(114)	NM
Interest paid	(124)	(162)	(23.4%)	(390)	(683)	(42.9%)
Net cash generated by operating activities	582	691	(18.4%)	(772)	1,678	NM
Advance for acquisition of fixed assets, net	-	-	NM	-	-	NM
Acquisition of fixed assets	(428)	(171)	NM	(1,116)	(511)	NM
Acquisition of intangible assets	(66)	(34)	95.0%	(134)	(105)	27.8%
Receipts from sale-leaseback operations	33	-	NM	33	0	NM
Net cash used in investment activities	(461)	(205)	NM	(1,218)	(616)	97.8%
Borrowings from loans and financing	(40)	450	NM	5,032	1,409	NM
Loan repayments	(106)	(193)	(44.9%)	(254)	(443)	(42.6%)
Lease payments - aeronautical	(619)	(535)	15.6%	(1,795)	(1,677)	7.0%
Lease payments - other	(14)	(9)	44.5%	(37)	(32)	18.8%
Capital increase	-	0	(100.0%)	3	0	NM
Shares to issue	-	96	(100.0%)	-	96	(100.0%)
Net cash used in financing activities	(779)	(192)	NM	2,948	(646)	NM
Exchange variation in cash of subsidiaries abroad	(27)	(23)	15.0%	240	(62)	NM
Cash and cash equivalents at the beginning of the period	2,207	253	NM	324	169	92.0%
Cash and cash equivalents at the end of the period	1,523	523	NM	1,523	523	NM

GOL Linhas Aéreas Inteligentes S.A.	12

Results Report 3Q24

About GOL Linhas Aéreas Inteligentes S.A

GOL is a leading domestic airline in Brazil and part of Abra Group. Since it was founded in 2001, the Company has the lowest unit cost in Latin America, democratizing air transportation. The Company has alliances with American Airlines and Air France-KLM and provides eighteen codeshares and interline agreements to its Customers, bringing more convenience and simple connections to any place served by these partnerships. With the purpose of “Being the First for All,” GOL offers the best travel experience to its passengers and the best frequent-flyer program, Smiles. In cargo transportation, Gollog delivers orders to different regions in Brazil and abroad. The Company has a team of 13,900 highly qualified aviation professionals focused on Safety. GOL’s #1 value and operates a standardized fleet of 138 Boeing 737 aircraft. The Company's shares are traded on the B3 (GOLL4). For further information, go to www.voegol.com.br/ir.

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ri

GOL Linhas Aéreas Inteligentes S.A.	13

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2024

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Eduardo Guardiano Leme Gotilla
Name: Eduardo Guardiano Leme Gotilla Title: Chief Financial and IR Officer